Exhibit 4.3

Anheuser-Busch InBev SA/NV

Five-Year Performance Restricted Stock Units Plan

Participants’ Guide

2018

Terms and conditions relating to the Performance Restricted Stock Units

1	Definitions

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

AB InBev	Anheuser-Busch InBev NV/SA with its registered office at Grand Place 1, B-1000 Brussels, Belgium;

Acceptance Form	the form whereby an Eligible Employee confirms, among other things, his/her acceptance of the Offer of AB InBev and the Performance Restricted Stock Units;

ADS

an American Depositary Share issued under the deposit agreement with the Bank of New York Mellon (or any successor thereof) traded on the New York Stock Exchange (ISIN: US03524A1088) and representing one Share or the right to receive one Share of AB InBev;

Board of Directors	the board of directors of AB InBev;

Committee	the Remuneration Committee of AB InBev;

Data Controller	AB InBev;

Data Processor

any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Clause 19 for the implementation, administration and management of the Plan and the Share register and Performance Restricted Stock Unit register in electronic form;

Data Protection Law	the GDPR;

Dismissal

termination of employment by AB InBev or its subsidiaries (i) for serious cause (as determined by the Chief People Officer of AB InBev (or other designee of the Chief People Officer of AB InBev) or, if applicable, as defined in relevant local law) or (ii) other than for serious cause;

Divestiture	a situation whereby the Participant’s employer is no longer a subsidiary of AB InBev following a divestiture through the sale of shares in the said AB InBev subsidiary or otherwise;

Eligible Employee	an employee of AB InBev or its subsidiaries who received an Offer Letter;

GDPR

Regulation 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation);

LTI Website	the internet website referred to in the Offer Letter (and any successor thereof) through which a Participant can monitor his/her portfolio of Performance Restricted Stock Units;

Observation Date	has the meaning given to it in the Offer Letter;

Offer	the offer of Performance Restricted Stock Units by AB InBev to the Eligible Employee as set out in the Offer Letter;

Offer Date	has the meaning given to it in the Offer Letter;

Offer Letter	the letter whereby AB InBev communicates the details of the Offer of Performance Restricted Stock Units made to an Eligible Employee under the Plan, together with the Acceptance Form;

Offer Period	the period during which an Eligible Employee must return the duly completed and executed Acceptance Form to AB InBev, as indicated in the Offer Letter;

Outsourcing

a situation whereby (i) a Participant is dismissed by AB InBev or a subsidiary of AB InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev; or (ii) a Participant is transferred by AB InBev or a subsidiary of AB InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev;

Participant

an Eligible Employee who has duly completed, executed and returned an Acceptance Form and who has accepted all the Performance Restricted Stock Units, or any Successor to whom Performance Restricted Stock Units have been transferred in accordance with these terms and conditions;

Performance Restricted Stock Unit	the right to receive from AB InBev one existing Share in accordance with these terms and conditions;

Performance Test	the EBITDA Compounded Annual Growth Rate target as set out in the Offer Letter;

Personal Data

each item of information relating to a Participant including (i) his/her identification data (e.g. name, private or professional contact details), (ii) electronic identification data, (iii) personal characteristics (e.g. date of birth, gender, nationality), (iv) employer’s entity, (v) preferred language, (vi) financial data (e.g. details regarding bank account), (vii) details of all Performance Restricted Stock Units and all other entitlement to Shares awarded, cancelled, purchased, vested, unvested or outstanding;

Plan	this five-year Performance Restricted Stock Units Plan;

Resignation	the termination by a Participant of employment with AB InBev or its subsidiaries;

Settlement Date	means the first business day following the announcement of the full year results following the Observation Date on which the Performance Test has been achieved;

Share	an ordinary share of AB InBev (ISIN: BE0974293251);

Successor

the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Vesting Date	has the meaning given to it in the Offer Letter;

Vesting Period	the period running from the Offer Date to the Vesting Date.

2	Persons Eligible for Performance Restricted Stock Units

Performance Restricted Stock Units under the Plan may be offered to such Eligible Employees as the Board of Directors or the Committee shall select in its sole discretion.

3	Acceptance of the Performance Restricted Stock Units

3.1

A Participant who fails to return a duly completed and executed Acceptance Form before the expiry of the Offer Period will be deemed to have refused the Offer and the Performance Restricted Stock Units.

3.2	Partial acceptance of the Performance Restricted Stock Units is not permitted and shall be deemed to constitute a refusal of the Offer and all the Performance Restricted Stock Units.

4	Approval of the Plan documentation

The Plan forms part of an agreement between the Participant and AB InBev. By returning their duly completed and executed Acceptance Form, Participants unconditionally agree to be bound by the contents of this document, the Offer Letter and the Acceptance Form.

5	Nature and characteristics of the Performance Restricted Stock Units

5.1	Dividend protection

Performance Restricted Stock Units entitle their holder to a dividend equivalent during the period running from the Offer Date to the Settlement Date, which represents an amount equal to the gross dividend paid by AB InBev on the Shares underlying the Performance Restricted Stock Units. This dividend equivalent will be granted to the Participants shortly after the payment of the dividend, in the form of additional Performance Restricted Stock Units with the same vesting conditions and governed by the same terms and conditions as the original Performance Restricted Stock Units.

The number of additional Performance Restricted Stock Units to which a Participant is entitled upon payment of a dividend on the Shares underlying the Performance Restricted Stock Units will be calculated by AB InBev. The number will be equal to the amount of the gross dividend divided by the closing share price on Euronext Brussels of the AB InBev share on the dividend payment date and multiplied by the number of Performance Restricted Stock Units that the Participants holds. The result of this calculation will be rounded down to the closest unit.

5.2	Transferability

Except for transfers as a result of death (see Clause 10.2 below), Performance Restricted Stock Units may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

6	Nature and characteristics of the underlying Shares

6.1	General

The Shares to be delivered to the holders of Performance Restricted Stock Units on or shortly after the Settlement Date are existing ordinary shares of AB InBev with all rights and benefits generally attached to such Shares. AB InBev will, at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

6.2	Dividends

The Shares delivered on or shortly after the Settlement Date give the right to the dividends paid on such Shares decided by AB InBev after such date.

6.3	Transferability

Unless agreed otherwise between the Participant and AB InBev, the Shares delivered on or shortly after the Settlement Date are not subject to any transfer restrictions under the rules of the Plan.

7	Expenses and taxes

All costs related to the attribution of the Performance Restricted Stock Units, the attribution of the additional Performance Restricted Stock Units referred to in Clause 5.1 above and the delivery of the underlying Shares will be borne by AB InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Performance Restricted Stock Units and with the delivery of the underlying Shares or ADSs. AB InBev may withhold from any payment or delivery of Shares or ADSs any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

8	Vesting of the Performance Restricted Stock Units

The Performance Restricted Stock Units are subject to the following vesting conditions:

(i)	the expiry of the Vesting Period;

(ii)	the achievement of the Performance Test on any one of the Observation Dates (see Clause 9); and

(iii)	the rules on termination of service (see Clause 10).

9	Performance Test

9.1	General

The Shares will only be delivered to the Participants on or shortly after the Settlement Date under the conditions set out in this Clause 9.1 if the criteria of the Performance Test have been met on one of the Observation Dates.

If the criteria of the Performance Test have been met on one of the Observation Dates, all Performance Restricted Stock Units held by the Participants on the Settlement Date shall be converted into Shares (subject to the application of the rules set out in Clause 10, as the case may be).

If AB InBev determines that the criteria of the Performance Test have not been met on any of the Observation Dates, the Performance Restricted Stock Units shall automatically become null and void.

9.2	Procedure

AB InBev will carry out the Performance Test in the course of the month of February following each Observation Date unless the criteria of the Performance Test have already been met at a previous Observation Date.

AB InBev shall communicate the outcome of the Performance Test to the Participants upon publication of its full year results relating to the financial year ending on the Observation Date preceding such publication.

An explanation of the Performance Test may be obtained by the Participants from their respective local People Officer.

10	Situation upon termination of employment

10.1	Resignation or Dismissal

10.1.1	In the case of Resignation or Dismissal by/of a Participant, the Performance Restricted Stock Units of the Participant will be subject to the following rules:

(i)	if employment of a Participant ends by Resignation or Dismissal before the Vesting Date, all the Performance Restricted Stock Units of such Participant will automatically become null and void.

(ii)	if employment of a Participant ends by Resignation or Dismissal on or after the Vesting Date, all the Performance Restricted Stock Units will be subject to the following rules:

(a)

if the Performance Test has been achieved on one of the Observation Dates, the Shares underlying the Performance Restricted Stock Units of such Participant will be delivered to the Participant on or shortly after the Settlement Date;

(b)

however, if the Performance Test has not been achieved on one of the Observation Dates, all the Performance Restricted Stock Units of such Participant will nevertheless automatically become null and void.

10.1.2	The above rules also apply in case the termination of employment results from an Outsourcing or a Divestiture.

10.1.3	The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against the termination of employment.

10.2	Death or termination of employment following permanent disability

10.2.1

In the case of death of a Participant or termination of employment following permanent disability, all Performance Restricted Stock Units will remain subject to Clause 9, provided that, in the case of permanent disability and if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of any non-competition agreement will be agreed upon after employment has ended.

10.2.2

The Shares to be delivered on or shortly after the Settlement Date will be delivered to the relevant Participant’s Successors, in case of death of a Participant, or to the Participant, in case of termination of the Participant’s employment following permanent disability.

10.2.3	Except as provided in Clause 10.2.4, the notion of “permanent disability” is to be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant.

10.2.4	Notwithstanding Clause 10.2.3, for Participants subject to taxation in the United States, “permanent disability” shall mean at least one of the following:

(i)

the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(ii)

the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s AB InBev employer; or

(iii)	the Participant is determined to be totally disabled by the Social Security Administration.

10.2.1

This Clause 10.2 shall not apply in case the death or permanent disability follows a Resignation or Dismissal in which case, the rules set out in Clause 10.1 will apply and the Shares to be delivered on or shortly after the Settlement Date will be delivered to the relevant Participant’s Successors, in case of death of a Participant, or to the Participant, in case of termination of the Participant’s employment following permanent disability.

11	Settlement

11.1

On or shortly after the Settlement Date, AB InBev will deliver one Share per Restricted Stock Unit held by the Participant, subject to the provisions of these terms and conditions (including all vesting conditions). Unless explicitly set forth otherwise in these terms and conditions, Performance Restricted Stock Units do not confer any shareholder’s rights.

11.2

At the request of the Participant, AB InBev may deliver ADSs listed on the New York Stock Exchange in lieu of Shares on or shortly after the Settlement Date. To this end, Participants will need to indicate in writing to guy.ernotte-dumont@ab-inbev.com before the Settlement Date that they want to be delivered ADSs in lieu of Shares. If a Participant requests to receive ADSs, all applicable references to Shares in the Plan, the Offer Letter and the Acceptance Form, shall mean ADSs with respect to such Participant.

12	Administration of the Plan

12.1	Delegation to the Committee

12.1.1

The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend and cancel these rules, in compliance with these terms and conditions.

12.1.2

In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

12.2	(Sub-)delegation to any third party

12.2.1	The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

12.2.2	In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

12.3	Limitation of liability

Neither AB InBev nor any member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

13	Amendment to the capital structure and anti-dilution measures

AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that such corporate changes would have an unfavourable effect on the Performance Restricted Stock Units, the number of Performance Restricted Stock Units and/or the number of Shares to which the Performance Restricted Stock Units give rights will be adjusted for the purpose of safeguarding the interests of the holders of Performance Restricted Stock Units, in the manner determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

In the event that AB InBev would be merged into another company, the rights and obligations of AB InBev under the Plan will automatically be transferred to the absorbing company and the Performance Restricted Stock Units will no longer give the Participants the right to Shares but instead the right to shares of the absorbing company, subject to applicable law and to any applicable corporate approval. The number of shares of the absorbing company to which each Performance Restricted Stock Units will give right will be determined at the sole discretion of the Board of Directors and/or the board of directors of the absorbing company and will be communicated to the Participants in due time.

14	Electronic register, electronic evidence and electronic delivery

14.1	Electronic Share and Performance Restricted Stock Unit register

The Shares and Performance Restricted Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by AB InBev to a third party.

14.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

14.3	Consent to electronic delivery

As a condition to receiving the Performance Restricted Stock Units, each Participant consents to delivery of all subsequent information relating to the Performance Restricted Stock Units by electronic means, including e-mails to the Participants and postings on AB InBev’s website or intranet. Such information may include, amongst others, financial information concerning AB InBev. In order to access such information, Participants will be required to access AB InBev’s e-mail system, website and/or intranet. By returning the Acceptance Form, Participants are deemed to acknowledge that they have such access to the e-mail system of AB InBev, to AB InBev’s website and intranet and ordinarily use them in the ordinary course of their employment. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to their respective People Department.

15	Matrimonial regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to the Performance Restricted Stock Units, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Performance Restricted Stock Units.

16	Death

In the event of a Participant’s death, any Successor acquiring the Performance Restricted Stock Units shall inform AB InBev of the Participant’s death as soon as possible and at the latest one month from the date of death.

17	Modification of the terms and conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation.

18	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan:

(i)

the grant of Performance Restricted Stock Units to the Participant in the framework of the Plan is unrelated to his/her occupational pension rights or pension claims, so that this grant cannot affect these occupational pension rights and claims;

(ii)

the Plan, the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of AB InBev or its subsidiaries to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof;

(iii)	the grant of Performance Restricted Stock Units cannot be considered as a right acquired for the future.

19	Privacy and processing of Personal Data

To enable the proper set-up and management of the Plan, the Performance Restricted Stock Unit register and the Share register, Personal Data about each Participant will need to be collected and used. This Clause 19 sets out the obligations of AB InBev and the rights of Participants regarding any such collection and use and provides the legally required information in this respect.

19.1	Identity of the person responsible for your Personal Data

AB InBev is the so-called “Data Controller”, which is responsible for the collection and processing of Personal Data as is necessary for the setting-up and management of the Plan, the Performance Restricted Stock Unit register and the Share register of AB InBev in electronic form.

19.2	Why and how Personal Data is collected and used

The Personal Data will either be collected via the LTI Website or extracted from AB InBev’s SAP system (or successor thereof)1. It will be used exclusively for the purposes of the administration of the Plan and the maintenance of the Performance Restricted Stock Unit register and Share register of AB InBev in electronic form.

The Data Controller and any Data Processor will collect and process the Participants’ Personal Data in accordance with the Data Protection Law.

19.3	Nature of the Personal Data

The following Personal Data relating to the Participants will be collected and used:

(i)	their contact details (e.g. names*, private/professional* (email) addresses/phone numbers);

(ii)	electronic identification data;

(iii)	personal characteristics (i.e. date of birth*);

(iv)	financial data (e.g. details regarding bank account);

(v)	details of all rights and other entitlements to Performance Restricted Stock Units awarded, cancelled, vested, unvested or outstanding.

19.4	Other persons having access to the Personal Data and purpose thereof

The Data Controller can transfer the Personal Data to the following categories of recipients:

(i)	the provider of the LTI Website acting as Data Processor;

(ii)	the employer of the Participant for the above purposes;

(iii)	payroll operators acting as Data Processors;

[1]	In this case, the Personal Data which are not directly collected from you are identified with an asterisk (*) below.

(iv)	regulatory authorities for the purposes of complying with legal obligations in connection with the Plan; and

(v)	any member of the AB InBev group.

Such recipients may be located in jurisdictions outside the European Economic Area that may not provide an adequate level of personal data protection. The Data Controller relies either upon the consent of the Participant (such consent being requested through the LTI Website) or upon a contractual arrangement with the data importer to transfer the data to such jurisdictions.

19.5	Legal basis allowing AB InBev to collect and use Personal Data

Upon acceptance of the Plan via the LTI Website, the Participant will also be asked to give his/her specific consent to the collection, processing and transfer of his/her Personal Data as described in this Clause 19. This consent will be relied upon by the Data Controller as the justification for collecting and using Personal Data.

19.6	Rights of the Participants

The Participant can exercise his/her right to request access to and rectification or erasure of his/her Personal Data or restriction of processing concerning the Participant or to object to processing as well as the right to data portability by sending a written request to globalcompliance@ab-inbev.com.

The Participants may withdraw their consent for the processing of their Personal Data in the context of the Plan at any time, but should be aware that such processing is a prerequisite for further participation to the Plan. Even in the case such participation has ended because of the withdrawal of consent, the Data Controller may still need to process Personal Data after such withdrawal of consent to comply with its legal obligations. Such withdrawal will not affect the lawfulness of processing based on consent before its withdrawal.

Finally, if Participants are not satisfied with how AB InBev processes their Personal Data, they may contact the AB InBev Compliance Team through globalcompliance@ab-inbev.com. They also have the right to make a complaint to the Belgian Data Protection Authority.

20	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

21	Applicable law

The Performance Restricted Stock Units and these terms and conditions are governed by Belgian law.